CNA Center Chicago, Illinois 60685	Robert M. Mann Senior Vice President & Deputy General Counsel Law Department Telephone 312-822-4982 Facsimile 312-822-1297 Internet robert.mann@cna.com

June 19, 2006

Ms. Ibolya Ignat

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

CNA Financial Corporation (the “Company” or “CNA”)
Comment Letter dated April 21, 2006 (the “Comment Letter”)
Form 10-K for fiscal year ended December 31, 2005
Filed on March 8, 2006
File No. 001-05823

VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9217

Dear Ms. Ignat:

Thank you for speaking with CNA and Loews Corporation representatives on June 7, 2006 regarding the Staff’s follow-up comments, receipt of which the Company acknowledges, to its response to the captioned Comment Letter. The Company is currently working on a substantive response to the follow-up comments and plans to file that response on or before July 7, 2006.

Although we are of course amenable to enhancing our disclosures in the context of the Comment Letter and the Staff’s follow-up comments, our responses to them should not be considered an indication that we believe any disclosures in the captioned Form 10-K filing are inadequate or incorrect in any material respect.

If you have any questions or further comments, please contact the undersigned at 312-822-4982, or via fax at 312-822-1297.

Sincerely,

/s/ Robert M. Mann